Exhibit 99.1

Itaú Corpbanca Investor Relations

Itaú Corpbanca Announces First Quarter 2018 Management Discussion & Analysis Report
Santiago, Chile, April 30, 2018. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the first quarter ended March 31, 2018.
The financial information included in the MD&A Report is based in our managerial model that we adjust for non-recurring events, for the amortization of intangibles arising from business combination, and for the tax effect of the hedge of our investment in Colombia. At the same time, we adjust the Managerial Income Statement with additional reclassifications of P&L lines in order to provide a better clarity of our performance.
For more information, please refer to the following link:

http://www.capitallink.com/press/2018_Q1_Earnings_Release.pdf

On Friday, May 4, 2018, at 11:00 A.M. Santiago time (10:00 AM ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Financial Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations.
Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Itaú Corpbanca” to the operator.
A telephonic replay of the conference call will be available until Friday, May 11, 2018, by dialing +1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 2339939#
Slides and Audio Webcast:
There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:
http://itaucorp.irwebpage.com/webcast_2018-1Q.html

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 36.06% owned by Itaú Unibanco, 30.65% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.
The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Santander Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.
As of February 28, 2018, according to the Chilean Superintendency of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.8% market share.
As of January 31, 2018, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and also the seventh largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.9%.

Investor Relations – Itaú Corpbanca
+56 (2) 2660-1701 / IR@corpbanca.cl

Management
Discussion & Analysis
1Q18

itau.cl/investor-relations

                                   Contents

Management Discussion & Analysis Page 05	Executive Summary	07
	Income Statement and Balance Sheet Analysis	15
	Managerial results - Breakdown by country	17
	Managerial results - Breakdown for Chile	19
	Managerial results - Breakdown for Colombia	29
	Balance Sheet	39
	Solvency Ratios	44
	Additional Information	45

This report is based on Itaú CorpBanca audited financial statements for 1Q’18, 4Q’17 and 1Q’17 prepared in accordance with the Compendium of Accounting Norms of the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.
Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of March 31, 2018 of Ch$604.18 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the SBIF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF).

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Management Discussion & Analysis

Management Discussion & Analysis

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Itaú CorpBanca Pro forma Information
In order to allow for comparison with periods prior to 2017, historical pro forma data of the consolidated combined results of Itaú Chile and CorpBanca deconsolidating our subsidiary SMU Corp1 and excluding non-recurring events is presented in this Management Discussion & Analysis report (“MD&A Report”) when appropriate. The pro forma income statements for the quarters prior to the second quarter of 2016 and for the 12-month ended December 31, 2016 have been calculated as if the Merger occurred on January 1, 2015.
The pro forma information is based on (i) the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the SBIF, (ii) the deconsolidation of SMU Corp unaudited Financial Statements as filed with the SBIF and (iii) the exclusion of non-recurring events.
The pro forma combined financial information included when appropriate in the MD&A Report is provided for illustrative purposes only, and does not purport to represent what the actual combined results of Itaú Chile and CorpBanca could have been if the acquisition occurred as of January 1, 2015.
1On January 30, 2017, Itaú CorpBanca announced the transfer of all of its shares in SMU Corp which after the Merger was no longer considered strategic. As of June 30, 2016 this investment changed to “available for sale” for accounting purposes and in accordance with standard N° 5 of IFRS ceased to be consolidated in the Financial Statements of Itaú CorpBanca.
Itaú CorpBanca is the entity resulting from the merger of Banco Itaú Chile (Itaú Chile) with and into CorpBanca, which was consummated on April 1, 2016 (“the Merger”). After the Merger, the surviving entity’s name changed to “Itaú CorpBanca”.
The legal acquisition of Itaú Chile by CorpBanca is deemed a reverse acquisition pursuant to standard N° 3 of the International Financial Reporting Standards (or IFRS). Itaú Chile (the legal acquiree) is considered the accounting acquirer and CorpBanca (the legal acquirer) is considered the accounting acquiree for accounting purposes.
Therefore, in accordance with IFRS after the date of the Merger, Itaú CorpBanca's historical financial information (i) reflects Itaú Chile - and not CorpBanca - as the predecessor entity of Itaú CorpBanca, (ii) includes Itaú Chile's historical financial information, and (iii) does not include CorpBanca's historical financial information.

We present below selected financial information and operating information of Itaú CorpBanca for the three months ended March 31, 2018 and 2017, for the three months ended December 31, 2017 and as of March 31, 2018 and 2017.

Note: (1) Net Operating Profit before credit & counterparty losses = Net interest income + Commissions and Fees + Net total financial transactions + Other Operating Income, net. (2) Annualized figures when appropriate. (3) Average total adjusted assets excluding goodwill and intangibles from business combination. (4) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilit ies; for further details see page 40 of this report. (5) The total of employees of Chile considers employees of Itaú CorpBanca New York branch and for Colombia considers employees of Itaú (Panamá).

Itaú CorpBanca Highlights

In Ch$ million (except where indicated), end of period		1Q18	4Q17	1Q17	3M18	3M17
Highlights	Total Shares Outstanding (Thousands)	512,406,760	512,406,760	512,406,760	512,406,760	512,406,760
	Book Value per share (Ch$)	6.303	6.225	6.243	6.303	6.243
	Diluted Recurring Earnings per share (Ch$)	0.098	(0.034)	0.051	0.098	0.051
	Accounting Diluted Earnings per share (Ch$)	0.083	(0.054)	0.048	0.083	0.048
	Diluted Recurring Earnings per ADR (US$)	0.243	(0.084)	0.116	0.243	0.116
	Accounting Diluted Earnings per ADR (US$)	0.207	(0.132)	0.108	0.207	0.108
	Dividend (Ch$ million)	22,979	n.a.	618	22,979	618
	Dividend per share (Ch$)	0.0448	n.a.	0.0012	0.0448	0.0012
	Gross Dividend per ADS (US$)	0.1110	n.a.	0.0027	0.1110	0.0027
	Market capitalization (Ch$ billion)	2,971,959	2,867,428	3,056,506	2,971,959	3,056,506
	Market capitalization (US$ billion)	4,919	4,666	4,615	4,919	4,615
	Solvency Ratio - BIS Ratio [6]	14.3%	14.7%	14.1%	14.3%	14.1%
	Shareholders' equity / Total assets	11.2%	11.4%	11.8%	11.2%	11.8%
	Shareholders' equity / Total liabilities	12.8%	12.9%	13.4%	12.8%	13.4%
Indicators	Ch$ exchange rate for US$1.0	604.18	614.48	662.26	604.18	662.26
	COP exchange rate for Ch$1.0	0.2163	0.2231	0.2300	0.2163	0.2300
	Monetary Policy Interest Rate - Chile [7]	2.5%	2.5%	3.0%	2.5%	3.0%
	Monetary Policy Interest Rate - Colombia [7]	4.5%	4.8%	7.0%	4.5%	7.0%
	Quarterly UF variation	0.6%	0.5%	0.5%	0.6%	0.5%
	Quarterly CPI- Chile	0.7%	0.8%	1.2%	0.7%	1.2%
	Quarterly CPI-Colombia	1.6%	0.6%	2.5%	1.6%	2.5%

Note: (6) BIS Ratio= Regulatory capital / RWA, according to SBIF BIS I definitions. **(7)** End of each period.

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$50,150 million in the first quarter of 2018 from an accounting net income of Ch$42,760 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below:
Non-Recurring Events

In Ch$ million		1Q18	4Q17	1Q17	3M18	3M17
Net Income Attributable to Shareholders (Accounting)		42,760	(27,618)	24,414	42,760	24,414
(+) Pro Forma Consolidation Effects						
Pro Forma Net Income Attributable to Shareholders		42,760	(27,618)	24,414	42,760	24,414
Non-Recurring Events		7,390	10,000	1,925	7,390	1,925
(a)	Restructuring Costs	588	2,224	1,366	588	1,366
(b)	Transaction Costs					
(c)	Regulatory / merger effects on loan loss provisions					
(d)	SBIF fine					
(e)	Loan loss provisions adjustments					
(f)	Amortization of intangibles generated through business combinations	8,510	8,483	8,690	8,510	8,690
(g)	Accounting Adjustments			(2,267)		(2,267)
(h)	Sale / revaluation of investments in companies			(3,145)		(3,145)
(i)	Helm LLC arbitration legal fees	1,439	3,299		1,439	
	Tax Effects	(3,147)	(4,006)	(2,718)	(3,147)	(2,718)
Recurring Net Income Attributable to Shareholders (Managerial)		50,150	(17,618)	26,339	50,150	26,339

Events that are non-recurring and at the same time that are not part of our business are the following:
(a)	Restructuring costs: One-time integration costs.
(b)	Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and CorpBanca, such as investment banks, legal advisors, auditors and other related expenses.
(c)
Regulatory / merger effects on loan loss provisions: Effects of one-time provisions for loan losses due to new regulatory criteria in 2016 and additional provisions for overlapping customers between Itaú Chile and CorpBanca.

(d)
SBIF fine: Fine imposed by the SBIF which, as instructed by the regulator, was accounted for as an expense impacting 2015 Net Income and once the Supreme Court ruled in our favour we proceeded to reverse such expense impacting 2017 Net Income.

(e)	Loan loss provisions adjustments: Reversal of additional loan loss provisions to the regulatory minimum and provisions accounted through Price Purchase Allocation against Goodwill.
(f)	Amortization of Intangibles generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships.
(g)	Accounting adjustments: Adjustments in light of new internal accounting estimates.
(h)
Sale / revaluation of investments in companies: Refers to: (i) the sale of the participation in Cifin S.A. in 2015; (ii) the revaluation of our stake in Credibanco after it was converted into a joint-stock company in 2016, both in Colombia; and (iii) the fiscal effect of the sale of SMU Corp in 2017.

(i)	Helm LLC arbitration legal fees: Legal counsel fees related to Helm LLC Request for Arbitration in the ICC’s International Court of Arbitration in New York.

Managerial Income Statement
For the managerial results, we adjust for non-recurring events (as detailed on the previous page) and for the tax effect of the hedge of our investment in Colombia –originally accounted for as income tax expense on our Net Income and then reclassified to the Net Financial transaction. For tax purposes, the Chilean Internal Revenue Service (“Servicio de Impuestos Internos” or SII) considers that our investment in Colombia is denominated in U.S. dollar, which based on the exchange rates of each of the disbursements (not current exchange rates) amounts to US$1,437.51 million. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our book each month, the volatility of the exc hange rate generates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In the same context, since January 2018 management has decided to hedge its exposure to translation of the valuation of its investment in its New York branch (US$165.36) with derivatives, also to be analyzed along with income tax expenses.
According to our strategy, we mitigate the foreign exchange translation risk of the capital invested abroad through financial instruments. As consolidated financial statements for Itaú CorpBanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement.
In the first quarter of 2018, the Chilean peso appreciated 5.11% against the Colombian peso compared with an appreciation of 5.42% in the previous quarter. Approximately 25% of our loan portfolio is denominated in Colombian peso.
Complementary to the tax effect of hedge described above, we include other managerial reclassifications of P&L lines in order to provide a better clarity of our performance such as:
(i)	the adjustment of the fair value hedge positions accounted for as a net interest income component together with the correspondent derivative in net total financial transactions;
(ii)	the reclassification of FX hedge positions of US dollars denominated provisions for loan losses to the line of result from loan losses;
(iii)	the reclassification of country-risk provisions to result from loan losses;
(iv)	some legal and notary costs from administrative expenses to net fee and commission income;
(v)	provisions for assets received in lieu of payment from net other operating income to result from loan losses;
since 2Q’17:
(vi)	the reversal of excess profit sharing provisions for some of our consolidated affiliates from other operating income, net to personnel expenses;
(vii)	for some costs related to ATMs that were reclassified from net fee and commission income to administrative expenses on June 2017; since 3Q’17;
(viii)	provisions and write-off of assets received in lieu payment from leasing operations from net other operating income to result from loan losses;
(ix)	inflation hedge results and term deposits interest rate hedge results from total financial transactions, net to net interest income; and since 1Q’18;
(x)
effects from rating upgrades or downgrades and collaterals valuation on the credit value adjustments (CVA) of derivatives from net total financial transactions to net provision for credit and counterparty risks.

We have adjusted the historical data for (viii), (ix) and (x) accordingly to provide a better comparison basis.
Our strategy for managing foreign exchange risk of capital invested abroad aims to mitigate, through financial instruments, the effects of changes in the exchange rate and takes into account the impact of all tax effects. We present below the two relevant currencies variatio n of the Chilean peso:

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 1st Quarter of 2018

Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2017

1st quarter of 2018 Income Statement

We present below the managerial income statements with the adjustments described above:

In Ch$ million	1Q18	4Q17	change		1Q17	change		3M18	3M17	change	
Net operating profit before credit & counterparty losses	**267,411**	**276,797**	**(9,386)**	**-3.4%**	**253,473**	**13,938**	**5.5%**	**267,411**	**253,473**	**13,938**	**5.5%**
Net interest income	197,067	191,604	5,463	2.9%	180,808	16,259	9.0%	197,067	180,808	16,259	9.0%
Net fee and commission income	45,786	45,906	(120)	-0.3%	45,725	61	0.1%	45,786	45,725	61	0.1%
Net total financial transactions	24,093	33,347	(9,254)	-27.8%	34,213	(10,120)	-29.6%	24,093	34,213	(10,120)	-29.6%
Other operating income, net	465	5,940	(5,475)	-92.2%	(7,273)	7,738	-	465	(7,273)	7,738	-
Net provision for credit & counterparty risks	**(59,123)**	**(154,022)**	**94,899**	**-61.6%**	**(82,126)**	**23,004**	**-28.0%**	**(59,123)**	**(82,126)**	**23,004**	**-28.0%**
Result from loan losses, net	(59,474)	(136,127)	76,653	-56.3%	(76,660)	17,186	-22.4%	(59,474)	(76,660)	17,186	-22.4%
Provision for loan losses	(68,323)	(146,245)	77,922	-53.3%	(83,350)	15,027	-18.0%	(68,323)	(83,350)	15,027	-18.0%
Recoveries of loans written-off as losses	8,849	10,118	(1,269)	-12.5%	6,690	2,159	32.3%	8,849	6,690	2,159	32.3%
CVA (ratings and collaterals effects)	352	(17,895)	18,246	-	(5,466)	5,818	-	352	(5,466)	5,818	-
Net operating profit	**208,288**	**122,775**	**85,513**	**69.7%**	**171,347**	**36,941**	**21.6%**	**208,288**	**171,347**	**36,941**	**21.6%**
Operating expenses	**(153,409)**	**(159,350)**	**5,941**	**-3.7%**	**(150,727)**	**(2,682)**	**1.8%**	**(153,409)**	**(150,727)**	**(2,682)**	**1.8%**
Personnel expenses	(69,320)	(71,471)	2,151	-3.0%	(66,377)	(2,943)	4.4%	(69,320)	(66,377)	(2,943)	4.4%
Administrative expenses	(74,154)	(77,730)	3,576	-4.6%	(74,543)	389	-0.5%	(74,154)	(74,543)	389	-0.5%
Depreciation and amortization	(9,935)	(10,149)	214	-2.1%	(9,806)	(129)	1.3%	(9,935)	(9,806)	(129)	1.3%
Impairments	-	-	-	-	-	-	-	-	-	-	-
Operating income	**54,879**	**(36,575)**	**91,454**	-	**20,620**	**34,259**	**166.1%**	**54,879**	**20,620**	**34,259**	**166.1%**
Income from investments in other companies	1,273	305	968	317.4%	189	1,084	573.5%	1,273	189	1,084	573.5%
Income before taxes	**56,152**	**(36,270)**	**92,422**	-	**20,809**	**35,343**	**169.8%**	**56,152**	**20,809**	**35,343**	**169.8%**
Income tax expense	(4,762)	16,272	(21,034)	-	4,167	(8,929)	-	(4,762)	4,167	(8,929)	-
Result from discontinued operations	-	-	-	-	-	-	-	-	-	-	-
Net income	**51,390**	**(19,999)**	**71,388**	-	**24,976**	**26,414**	**105.8%**	**51,390**	**24,976**	**26,414**	**105.8%**
Minority interests	**(1,240)**	**2,380**	**(3,620)**	-	1,363	**(2,603)**	-	**(1,240)**	**1,363**	**(2,603)**	-
Net Income Attributable to Shareholders	**50,150**	**(17,618)**	**67,768**	-	**26,339**	**23,811**	**90.4%**	**50,150**	**26,339**	**23,811**	**90.4%**

Results
Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on page 10:

Recurring **Net Income**

Ch$ 50.2 billion in the 1Q18

Ch$ million
- 384.6%
+ 90.4%
+ 90.4%
3,338
54,155
30,848
(49,511)
26,339
49,519
3,221
(17,618)
50,150
26,339
50,150
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
3M17
3M18

Highlights in the quarter:
•	Managerial Recurring Net Income
The recurring net income for the first quarter of 2018 amounted Ch$50,150 million, representing an increase of Ch$67,768 million from the previous quarter and an increase of Ch$23,811 million from the same period of the previous year.
•	Cost of Credit and Counterparty Risks
The main highlight in the quarter when compared to the previous quarter was the Ch$94,899 million or 61.6% decrease in net provision for credit and counterparty risks.
•	Net total Financial Transactions
The positive impact of cost of credit and counterparty risks was partly offset by the Ch$11,846 million or 69.6% decrease in net total financial transactions from Colombia.

Highlights in 1Q18
Return on Average Tangible Equity1
10.8%

The annualized recurring return on average tangible equity reached 10.8% in the first quarter of 2018, 14.6 percentage points up when compared to the previous quarter and 4.9 percentage points higher than the first quarter of 2017. Average tangible shareholders’ equity totaled Ch$1,857.4 billion, a 0.1% increase compared to the previous quarter and a 4.2% increase compared to the first quarter of 2017.
Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached 0.7% in the first quarter of 2018, up 99 basis points from the previous quarter and 35 basis points higher than the first quarter of 2017.
(1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities.

Net Operating Profit Before Loan Losses
Ch$ 267.4 billion

In the first quarter of 2018, net operating profit before loan losses — representing net interest income, net fee and commission income, net total financial transactions and other operating income, net— totaled Ch$267,411 million, a 3.4% decrease from the previous quarter and a 5.5% increase from the same period of the previous year. The main components of net operating profit before loan losses and other items of income statements are presented ahead.

Net Interest Income
Ch$ 197.1 billion

The net interest income for the first quarter of 2018 totaled Ch$197,067 million, an increase of Ch$5,463 million or 2.9% when compared to the previous quarter, mainly due to higher inflation-linked income in Chile and by a marginal improvement in our spreads in Colombia due to the marginal reduction in funding costs as the monetary policy rate continued to decrease.
Our net interest margin reached 3.3% in the first quarter of 2018, an increase of 16 basis points when compared to the previous quarter and also an increase of 24 basis points when compared to the same quarter last year. The increase in the current quarter compared to the previous quarter is 13 basis point when excluding inflation-indexation effects. Our net interest margin ex-indexation reached 3.0% in the first quarter of 2018 compared to 2.8% and to 2.9% in the fourth and first quarters of 2017, respectively.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio
57.4%

In the first quarter of 2018, the efficiency ratio reached 57.4%, an improvement of 20 basis points from the fourth quarter of 2017 and of 2.1 percentage points from the same quarter in 2017, mainly due to higher net operating profit before loan losses.
In the first quarter of 2018, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 79.5%, an improvement of 33.7 percentage points from the previous quarter. This was primarily due to lower provisions for loan losses in the period as describe below.

Net Commissions and Fees

Ch$ 45.8 billion

Commissions and fees decreased 0.3% when compared to the previous quarter, mainly due to lower fees from financial advisory; asset management and brokerage fees; and credit and financial transactions in Colombia partly offset by higher fees from financial advisory in Chile. Compared to the first quarter of 2017, these revenues increased 0.1%, mainly due to an increase in insurance brokerage fees aligned with our consumer loans expansion, and also financial advisory fees in Chile.

Net Provision for Credit & Counterparty Risks
Ch$ 59.1 billion

Provision for credit & counterparty risks net of recoveries of loans written-off decreased 61.6% from the previous quarter, totaling Ch$59,123 million in the first quarter of 2018. This improvement was mainly due to a 53.3% decrease in provision for loan losses from the fourth quarter of 2017 mainly due to previous quarters’ conservative credit review process to strengthen our reserves.

Income Statement and Balance Sheet

Analysis

Management Discussion & Analysis

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Management Discussion & Analysis
Income Statement Analysis
Itaú

Managerial Results | Breakdown by Country

Highlight
The financial results of Itaú CorpBanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results:
•	we have reclassified from Chile to Colombia the cost of derivative structures used to hedge the investment and its related tax effects,
•	as well as the amortization of intangible assets generated by the acquisition of Santander Colombia that were registered in Chile before the Merger.
For more details on managerial information, please refer to pages 9, 10 and 11 of this report.
In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 1Q’18, 4Q’17 and 1Q’17:

Accounting and Managerial Net Income Statement Reconciliation
The Accounting and Managerial Net Income Statement Reconciliation for 1Q’18, 4Q´17 and 1Q’17 and as of March 31, 2018 and 201 7 is presented below:

Managerial reclassifications:
(a)	Cost of Investment Hedge: carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
(b)	Cost of Fiscal Hedge: cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Managerial Results | Breakdown for Chile
Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 17 and 18:

In Ch$ million	1Q18	4Q17	change %	change $	1Q17	change %	change $	3M18	3M17	change %	change $
Net interest income	134,073	134,225	-0.1%	(152)	129,307	3.7%	4,766	134,073	129,307	3.7%	4,766
Net fee and commission income	39,629	35,005	13.2%	4,624	35,741	10.9%	3,888	39,629	35,741	10.9%	3,888
Total financial transactions, net	23,088	21,734	6.2%	1,354	20,654	11.8%	2,434	23,088	20,654	11.8%	2,434
Other operating income, net	678	8,360	-91.9%	(7,682)	(3,778)	-	4,456	678	(3,778)	-	4,456
Net operating profit before credit & counterparty losses	**197,468**	**199,324**	**-0.9%**	**(1,856)**	**181,925**	**8.5%**	**15,543**	**197,468**	**181,925**	**8.5%**	**15,543**
Net provision for credit & counterparty risks	(29,954)	(108,178)	-72.3%	78,224	(44,521)	-32.7%	14,568	(29,954)	(44,521)	-32.7%	14,568
Net operating profit	**167,514**	**91,146**	**83.8%**	**76,368**	**137,403**	**21.9%**	**30,111**	**167,514**	**137,403**	**21.9%**	**30,111**
Operating expenses	(105,527)	(108,366)	-2.6%	2,839	(100,809)	4.7%	(4,717)	(105,527)	(100,809)	4.7%	(4,717)
Operating income	**61,988**	**(17,219)**	**-**	**79,207**	**36,594**	**69.4%**	**25,394**	**61,988**	**36,594**	**69.4%**	**25,394**
Income from investments in other companies	25	31	-19.4%	(6)	-	-	25	25	-	-	25
Income before taxes	**62,013**	**(17,188)**	**-**	**79,201**	**36,594**	**69.5%**	**25,419**	**62,013**	**36,594**	**69.5%**	**25,419**
Income tax expense	(10,633)	11,955	-	(22,588)	(2,313)	359.7%	(8,320)	(10,633)	(2,313)	359.7%	(8,320)
Net income	**51,380**	**(5,233)**	**-**	**56,613**	**34,281**	**49.9%**	**17,099**	**51,380**	**34,281**	**49.9%**	**17,099**
Net Income Attributable to Shareholders	**51,370**	**(5,226)**	**-**	**56,595**	**34,227**	**50.1%**	**17,143**	**51,370**	**34,227**	**50.1%**	**17,143**

Net Interest Income

1Q18 versus 4Q17
Our Net Interest Income in the first quarter of 2018 presented a decrease of Ch$152 million, or -0.1% when compared to the fourth quarter of 2017. This decrease is explained mainly by a lower accrual period, with two calendar days less when compared to the previous quarter as well as slightly lower interest yield. This was partially offset by a higher inflation-linked income, as the UF (Unidad de Fomento), the official inflation-linked unit of account, increased 0.63% in the first quarter of 2018 compared to an increase of 0.53% in the previous quarter.

As a consequence of this, our Net Interest Margin presented an increase of 7 basis points to 3.0% in the quarter, or an increase of 4 basis points to 2.5% when excluding inflation-indexation effects.

Quarterly change of the Net interest Income (Ch$ Billion)

1
-1
2
1
-3
134
134
4Q'17
Volume
Interest Yield
Indexed Yield (Inflation)
Mix
Calendar days
1Q'18

1Q18 versus 1Q17
When compared to the first quarter of 2017, our Net Interest Income improved Ch$4,766 million, or 3.7%. The main drivers for this increase are a higher inflation and higher volume of interest earning assets in the quarter when compared to the same period of the previous year, partly offset by lower interest yield. The UF increased 0.63% compared to an increase of 0.47% in the first quarter of 2017.

Our Net Interest Margin presented an increase of 7 basis point to 3.0% when compared to the same quarter of 2017, or a decrease of 19 basis points to 2.5% when excluding inflation-indexation effects.

Yearly change of the Net Interest Income (Ch$ Billion)

5
-12
8
3
-
129
134
1Q'17
Volume
Interest Yield
Indexed Yield (Inflation)
Mix
Calendar days
1Q'18

Credit Quality
Net Provision for Credit and Counterparty Risks

In Ch$ million	1Q18	4Q17	change		1Q17	change		3M18	3M17	change	
Results from Loan Losses, net	(30,305)	(90,283)	59,978	-66.4%	(39,055)	8,750	-22.4%	(30,305)	(39,055)	8,750	-22.4%
Provision for Loan Losses	(36,758)	(96,805)	60,047	-62.0%	(44,430)	7,672	-17.3%	(36,758)	(44,430)	7,672	-17.3%
Recoveries of loans written-off as losses	6,453	6,522	(69)	-1.1%	5,375	1,078	20.1%	6,453	5,375	1,078	20.1%
CVA (ratings and collaterals effects)	352	(17,895)	18,246	-	(5,466)	5,818	-106.4%	352	(5,466)	5,818	-106.4%
Net Provision for Credit & Counterparty Risks	(29,954)	(108,178)	78,224	-72.3%	(44,521)	14,568	-32.7%	(29,954)	(44,521)	14,568	-32.7%

In the first quarter of 2018, net provision for credit and counterparty risks (provision for loan losses net of recovery of loans written-off and CVA effects) totaled Ch$29,954 million, a 72.3% decrease from the previous quarter, driven by Ch$60,047 million or a 62.0% decrease in provision for loan losses and by Ch$18,246 decrease in the CVA effects from the fourth quarter of 2017. The decrease in both provision for loan losses and CVA effects reflects a more normalized credit quality of our corporate portfolio but also provisions releases due to some corporate customer payments.
Net provision for credit and counterparty risks in the first quarter of 2018 decreased 32.7% when compared to the first quarter of 2017 also reflecting the aforementioned more normalized credit quality of our corporate portfolio. The recovery of loans written-off in the period increased 20.1%.
Net Provision for Loan Losses and Loan Portfolio

1.7
0.7
0.7
2.2
1.0
0.9
1.5
2.3
0.8
72,786
68,875
34,409
28,978
35,774
30,063
93,850
89,743
44,430
44,521
47,944
16,381
68,277
70,279
96,805
108,178
36,758
29,954
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
Provision from loan losses (Ch$ million)
Net provision for credit & counterparty risks (Ch$ million)
Net provision for loan losses / Loan portfolio* - Annualized (%)

At the end of the first quarter of 2018, our net provision for loan losses over loan portfolio decreased to 0.8% from 2.3% compared to the previous quarter and decreased from 1.0% when compared to the first quarter of last year reflecting the aforementioned current corporate credit quality.

Allowance for Loan Losses and Loan Portfolio

As of March 31, 2018, our loan portfolio decreased 0.1% from December 31, 2017, reaching Ch$15.9 trillion, whereas the allowance for loan losses decreased 0.4% in the quarter, totaling Ch$397.9 billion. The ratio of allowance for loan losses to loan portfolio went from 2.50% as of December 31, 2017 to 2.49% as of March 31, 2018, a decrease of 1 basis point.

Delinquency Ratios
Non-Performing Loans

300,459
312,155
334,997
352,700
377,517
383,973
414,355
462,015
487,307
227,521
235,338
232,334
250,372
281,741
282,875
296,775
336,895
352,312
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Non-performing Loans over 90 days - Total
Non-performing Loans over 90 days - Chile

The portfolio of credits 90 days overdue increased 4.6% in the first quarter of 2018 and increased 25.0% from the same period of the previous year, mainly driven by an increase in the student loans portfolio NPLs which are part of our commercial portfolio. Potential credit losses coming from these arrears are limited since these loans are government guaranteed.

NPL Ratio (%) | over 90 days

1.39
1.44
1.42
1.56
1.77
1.76
1.86
2.12
2.21
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Chile

The NPL ratio of credits 90 days overdue increased from 2.12 % to 2.21% compared to the previous quarter. Compared to the same period of 2017, the ratio increased 44 basis points driven by the aforementioned increased in the student loans NPLs.

NPL Ratio (%) by Segments | over 90 days

In the first quarter 2018, the NPL ratio over 90 days for consumer loans went down from 1.91% to 1.77%. The NPL ratio for mortgage loans also went down from 2.07% to 1.95% compared to the previous quarter.
The NPL ratio increased by 21 basis points for commercial loans compared to the previous quarter from 2.16% to 2.37%. This increase partly offset the benefit of lower NPLs in our retail portfolio in the quarter and led to 9 basis points increase in our total NPL ratio.

Coverage Ratio (%) | 90 days
As of March 31, 2018, the 90-days coverage ratio reached 113%, 6 percentage points down from the previous quarter driven by the fact that the NPL ratio increased is explained by a government guaranteed portfolio which required relatively lower provisions than loan with no such guarantees.
Compared to March 31, 2017, the total 90-days coverage ratio decreased 8 percentage points reflecting that in previous quarters provisions anticipated potential overdue in our portfolio.

Loan Portfolio Write-Off

0.70
0.63
0.61
0.69
0.73
0.70
0.84
0.82
0.81
28.5
26.0
25.1
27.8
29.1
28.1
33.6
32.7
32.1
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
Write-off (Ch$ billion) -Chile
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.

In the first quarter of 2018, the loan portfolio write-off totaled Ch$32.1 billion, a 1.8% decrease compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 0.81%, down 1 basis point compared to the fourth quarter of 2017.

Recovery of Loans Written-off as Losses

In the first quarter of 2018, income from recovery of loans written-off decreased Ch$69 million, or 1.1%, from the previous quarter.
When compared to first quarter of 2017, the income from recovery of loans written-off increased Ch$1,078 million, or 20.1%, compared to the same period of the previous year.

NPL Creation

37.4
33.8
22.1
45.8
60.4
29.2
47.5
72.8
47.6
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
Chile

In the first quarter of 2018, the NPL Creation, reached Ch$47.6 billion down Ch$25.2 million, or 34.6% compared to the previous period.

NPL Creation Coverage

195
102
162
205
74
164
144
133
74
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
Chile (%)

In the first quarter of 2018, the total NPL Creation coverage reached 74%, which means that the provision for loan losses in the quarter was lower than the NPL Creation. The trend shown since 1Q16 reflects that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Commissions and Fees
Highlights
•
In the first quarter of 2018, commissions and fees amounted to Ch$39,629 million, an increase of 13.2% from the previous quarter mainly driven by higher fees from financial advisory, up Ch$4,036 million, or 132.8% in this quarter.

•
Compared to the first quarter of 2017, these revenues increased 10.9% mainly due to increases in insurance brokerage fees aligned with our consumer loans expansion, and also financial advisory fees in the period.

In Ch$ million	1Q18	4Q17	change		1Q17	change		3M18	3M17	change	
Credit & financial transactions fees	18,511	19,634	(1,123)	-5.7%	18,212	299	1.6%	18,511	18,212	299	1.6%
Asset management & brokerage fees	5,038	5,325	(287)	-5.4%	5,571	(533)	-9.6%	5,038	5,571	(533)	-9.6%
Insurance brokerage	9,005	7,007	1,998	28.5%	6,210	2,795	45.0%	9,005	6,210	2,795	45.0%
Financial advisory & other fees	7,075	3,039	4,036	132.8%	5,748	1,327	23.1%	7,075	5,748	1,327	23.1%
Total Net Fee and Commission Income	**39,629**	**35,005**	**4,624**	**13.2%**	**35,741**	**3,888**	**10.9%**	**39,629**	**35,741**	**3,888**	**10.9%**

Total Financial Transactions, net
Highlights
•
In the first quarter of 2018, total financial transactions and foreign exchange profits amounted to Ch$23,088 million, an increase of 6.2% from the previous quarter reflecting positive market behavior. Compared to the first quarter of 2017, these revenues increased 11.8%.

In Ch$ million	1Q18	4Q17	change		1Q17	change		3M18	3M17	change	
Trading and investment income:											
Trading investments	907	(106)	1,013	-	2,348	(1,441)	-61.4%	907	2,348	(1,441)	-61.4%
Trading financial derivatives contracts	(16,508)	(64,389)	47,881	-74.4%	(11,732)	(4,776)	40.7%	(16,508)	(11,732)	(4,776)	40.7%
Other	9,263	15,722	(6,459)	-41.1%	8,472	790	9.3%	9,263	8,472	790	9.3%
Net Income from Financial Operations	**(6,338)**	**(48,773)**	**42,435**	**-87.0%**	**(912)**	**(5,427)**	**595.3%**	**(6,338)**	**(912)**	**(5,427)**	**595.3%**
Foreign exchange transactions:											
Net results from foreign exchange transactions	33,736	52,225	(18,489)	-35.4%	18,299	15,437	84.4%	33,736	18,299	15,437	84.4%
Revaluations of assets and liabilities denominated in foreign currencies	50	206	(156)	-75.7%	131	(81)	-61.8%	50	131	(81)	-
Net results from accounting hedge derivatives	(4,360)	18,075	(22,435)	-	3,136	(7,496)	-	(4,360)	3,136	(7,496)	-239.0%
Foreign Exchange Profit (loss), net	**29,426**	**70,506**	**(41,080)**	**-58.3%**	**21,566**	**7,860**	**36.4%**	**29,426**	**21,566**	**7,860**	**36.4%**
Net Total Financial Transactions Position	**23,088**	**21,734**	**1,354**	**6.2%**	**20,654**	**2,434**	**11.8%**	**23,088**	**20,654**	**2,434**	**11.8%**

Operating Expenses
Highlights
•
Operating expenses totaled Ch$105,527 million in the first quarter of 2018, decreasing 2.6% when compared to the fourth quarter of 2017. This decrease is mostly explained by lower administrative expenses due to a calendar effect, in which several expenses were more concentrated in the fourth quarter of 2017 rather than in the first quarter of 2018.

In Ch$ million	1Q18	4Q17	change		1Q17	change		3M18	3M17	change	
Personnel expenses	(48,232)	(48,883)	651	-1.3%	(44,532)	(3,700)	8.3%	(48,232)	(44,532)	(3,700)	8.3%
Administrative expenses	(50,314)	(52,042)	1,728	-3.3%	(49,380)	(934)	1.9%	(50,314)	(49,380)	(934)	1.9%
Personnel and Administrative Expenses	**(98,546)**	**(100,925)**	**2,379**	**-2.4%**	**(93,913)**	**(4,633)**	**4.9%**	**(98,546)**	**(93,913)**	**(4,633)**	**4.9%**
Depreciation, amortization and Impairment	(6,981)	(7,440)	460	-6.2%	(6,897)	(84)	1.2%	(6,981)	(6,897)	(84)	1.2%
Total Operating Expenses	**(105,527)**	**(108,366)**	**2,839**	**-2.6%**	**(100,809)**	**(4,717)**	**4.7%**	**(105,527)**	**(100,809)**	**(4,717)**	**4.7%**

Personnel Expenses
Personnel expenses totaled Ch$48,232 million in the first quarter of 2018, a 1.3% decrease when compared to the previous quarter due to costs related to the settlements reached during the fourth quarter of 2017 with the trade unions partly offset by higher severance costs in the first quarter of 2018. In comparison to the first quarter of 2017 there is an 8.3% increase in expenses due to higher performance bonuses.
Number of Employees
The total number of employees considering Itaú CorpBanca New York branch was 5,797 at the end of the first quarter of 2018 compared to 5,848 in the fourth quarter of 2017 and 5,932 at the end of the first quarter of 2017, a 2.3% reduction in headcount in 12-month.

6,244
6,226
6,182
5,932
5,932
5,958
5,974
5,848
5,797
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Chile

Administrative Expenses
Administrative expenses amounted to Ch$ 50,314 million in the first quarter of 2018, a 3.3% decrease when compared to the previous quarter. As previously mentioned, this decrease was influenced by the concentration of expenses such as insurance policy renewals, third-party services and other general administrative expenses in the fourth quarter of 2017 rather than in the first quarter of 2018. When compared to the first quarter of 2017, there was a 1.9% increase also explained by a similar calendar effect, where the first quarter of 2018 concentrated more expenses than in the same quarter of previous year.
Depreciation and Amortization
Depreciation, amortization and impairment expenses totaled Ch$6,981 million in the first quarter of 2018, a 6.2% decrease when compared to the fourth quarter of 2017. When compared to the first quarter of 2017, there was 1.2% increase, explained by the investment made in development of software and systems which increase the base of intangibles in our balance sheet as well as an increase in fixed assets related to the remodeling of our new headquarters and migrated branches.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio
We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the net provision for credit & counterparty risks.

103.1%
66.8%
70.2%
122.3%
79.9%
66.8%
97.7%
108.6%
68.6%
60.2%
50.5%
53.3%
67.0%
55.4%
57.3%
59.7%
54.4%
53.4%
1Q'16
2Q'16
3Q'16
4Q'16
1Q'17
2Q'17
3Q'17
4Q'17
1Q'18
Efficiency ratio
Risk Adjusted Efficiency ratio

$$\text{Risk-Adjusted Efficiency Ratio} = \frac{\text{Operating Expenses (Personnel + Administrative + Depreciation \& Amortization + Impaiment) + Net Provision for Credit \& Counterparty Risks}}{\text{Net Interest Income + Net Fee and Commission Income + Tptal Financial Transactions, net + Other Operating Income, net}}$$

Efficiency Ratio
In the first quarter of 2018, our efficiency ratio reached 53.4%, an improvement of 93 basis points when compared to the fourth quarter of 2017. This was mainly due to lower operating expenses of 2.6%, and at the same time lower net operating profit before credit and counterparty losses of 0.9%.
When compared to the first quarter of 2017, the efficiency ratio improved 197 basis points, explained by the increase in net operating profit before credit and counterparty losses of 8.5% in the period.
Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 68.6% in the first quarter of 2018, an improvement of 40 percentage points compared to the previous quarter, as a result of lower provisions for loan losses in the period.
When compared to the first quarter of 2017, the risk-adjusted efficiency ratio improved by 11.3 percentage points also due to the improvement in operating profit before loan losses and lower provisions for loan losses in the period.
Net Operating Profit Before Credit & Counterparty Losses Distribution
The chart below shows the portions of net operating profit before credit and counterparty losses used to cover operating expe nses and net provision for credit and counterparty risks.

Net Operating Profit Before Credit & Counterparty Losses (-) Efficiency Ratio (-) Net Provision for Credit & Counterparty Risks / Net Operating Profit Before Credit & Counterparty Losses = Operating Income / Net Operating Profit Before Credit & Counterparty Losses

60.2
42.9
(3.1)
1Q'16
50.5
16.3
33.2
2Q'16
53.3
16.9
29.8
3Q'16
67.0
55.3
(22.3)
4Q'16
55.4
24.5
20.1
1Q'17
57.3
9.5
33.2
2Q'17
59.7
37.9
2.3
3Q'17
54.4
54.3
(8.6)
4Q'17
53.4
15.2
31.4
1Q'18

Distribution Network
Points of Service in Chile
Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, mobile banking, internet banking and telephone banking.
  Branches | Chile and New York
As of March 31, 2018 we had 202 branches, a decrease of 22 branches or 9.8% since Legal Day One (April 1, 2016) as part of our enhanced branch network strategy meant to create additional savings.
According to our integration process, in the fourth quarter of 2016 we started the branch network migration with a pilot test of two offices. As expected, the branch migration was completed by the end of 2017.
As a result, the brand composition has changed. By the end of the first quarter of 2018, we operated in Chile 146 branch offices under the “Itaú” brand and 56 branches under the “Banco Condell” brand —our consumer finance division—. Additionally, we have one branch in New York.

97
97
99
129
129
131
138
145
146
127
127
125
95
95
84
71
56
56
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Banco Condell
Itaú

      Automated Teller Machines (ATMs) | Chile
By the end of the first quarter of 2018, the number of ATMs totaled 470 in Chile, a decrease of 26 ATMs or a 5.2% since Legal Day One. Additionally, our customers had access to over 7,635 ATMs in Chile through our agreement with Redbanc.

70
70
99
145
146
150
221
235
420
426
434
402
357
351
343
245
234
50
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
CorpBanca
Itaú

Credit Portfolio
Highlights
•	At the end of the first quarter of 2018, our total consolidated credit portfolio in Chile reached Ch$15.9 trillion, a decrease of 0.1% from the previous quarter and from the first quarter of 2017.
Credit Portfolio by Products
In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understan ding of the performance of these portfolios, the main product groups of each segment are presented in the following table:

In Ch$ million, end of period	1Q18	4Q17	change	1Q17	change
Wholesale lending - Chile	**10,605,352**	**10,743,835**	**-1.3%**	**11,148,728**	**-4.9%**
Commercial loans	9,279,756	9,413,906	-1.4%	9,828,983	-5.6%
Foreign trade loans	701,382	700,733	0.1%	709,481	-1.1%
Leasing and factoring	624,214	629,196	-0.8%	610,264	2.3%
Retail lending - Chile	**5,303,910**	**5,180,054**	**2.4%**	**4,774,859**	**11.1%**
Residential Mortgage loans	**3,703,197**	**3,635,993**	**1.8%**	**3,401,266**	**8.9%**
Consumer loans	**1,600,713**	**1,544,061**	**3.7%**	**1,373,593**	**16.5%**
Consumer installment loans	1,078,639	1,025,606	5.2%	893,421	20.7%
Current account overdrafts	204,650	204,444	0.1%	187,083	9.4%
Credit card debtors	316,760	313,315	1.1%	292,235	8.4%
Other loans and receivables	664	696	-4.6%	854	-22.2%
TOTAL LOANS	**15,909,262**	**15,923,889**	**-0.1%**	**15,923,587**	**-0.1%**

Retail loan portfolio reached Ch$5.3 trillion at the end of the first quarter of 2018, an increase of 2.4% compared to the previous quarter. Consumer loans reached Ch$1.6 trillion, up 3.7% compared the previous quarter and 16.5% compared to the 12-month period. Residential mortgage loans reached Ch$3.7 trillion at the end of the first quarter of 2018, an increase of 1.8% compared to the previous quarter and of 8.9% compared to the 12-month period.
On the other hand, wholesale loan portfolio decreased 1.3% in the first quarter of 2018, totaling Ch$10.6 trillion. Changes in this portfolio were mainly driven by a continued lower commercial activity in Chile.
Despite that economic activity picked up in the fourth quarter of 2017 -GDP grew 3.3% year over year (2.9% in 3Q17)-, aided by recovering investment and private consumption, banking industry loan growth has some inertia and still we have not seen significant demand for new investment projects. With both domestic and external tailwinds on the up, economic activity in the first quarter of 2018 will likely continue to show improvement. In this context, we expect that banking industry loan growth will pick up in the second half of 2018.
Elevated copper prices and recovery production will result in double-digit mining growth (partly boosted by the favorable base of comparison given the extensive mining strike early last year). High frequency construction data suggests the improvement in investment will persist into the quarter. Meanwhile, the expansionary monetary policy, low inflation, strengthened exchange and some pick up in private salaried employment will lead to robust private consumption. We are expecting a GDP growth between 4.0% and 4.5% for 1Q18.
Growing forward, external and domestic tailwinds will favor a GDP growth recovery this year to 3.6% from the 1.5% recorded in 2017. Our expectation is that the average banking industry loan growth will be between 6% to 8%.

Managerial Results | Breakdown for Colombia
Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pa ges 17 and 18:

In Ch$ million	1Q18 Nominal Currency	1Q18 Exchange Rate Effect[1]	1Q18 Constant Currency	4Q17 Nominal Currency	4Q17 Exchange Rate Effect[1]	4Q17 Constant Currency	% Change in Constant Currency	1Q17 Nominal Currency	1Q17 Exchange Rate Effect[1]	1Q17 Constant Currency	% Change in Constant Currency
Net interest income	63,821	(1,264)	65,085	58,418	(1,735)	60,153	8.2%	53,568	1,945	51,623	26.1%
Net fee and commission income	6,157	(112)	6,269	10,901	(392)	11,293	-44.5%	9,984	382	9,602	-34.7%
Total financial transactions, net	5,183	(131)	5,314	17,029	(454)	17,482	-69.6%	18,378	764	17,614	-69.8%
Other operating income, net	(213)	(15)	(198)	(2,420)	81	(2,501)	-92.1%	(3,495)	(176)	(3,319)	-94.0%
Net operating profit before loan losses	**74,948**	**(1,521)**	**76,469**	**83,928**	**(2,500)**	**86,427**	**-11.5%**	**78,435**	**2,915**	**75,520**	**1.3%**
Provision for loan losses	(29,169)	637	(29,806)	(45,844)	1,830	(47,674)	-37.5%	(37,605)	(1,427)	(36,178)	-17.6%
Net operating profit	**45,779**	**(884)**	**46,663**	**38,084**	**(670)**	**38,754**	**20.4%**	**40,830**	**1,488**	**39,342**	**18.6%**
Operating expenses	(47,883)	964	(48,846)	(50,985)	1,503	(52,487)	-6.9%	(49,918)	(1,850)	(48,067)	1.6%
Operating income	**(2,104)**	**80**	**(2,183)**	**(12,901)**	**832**	**(13,733)**	**-84.1%**	**(9,088)**	**(363)**	**(8,725)**	**-75.0%**
Income from investments in other companies	1,248	-	1,248	274	(9)	283	340.4%	189	11	178	602%
Income before taxes	**(856)**	**80**	**(935)**	**(12,627)**	**823**	**(13,450)**	**-93.0%**	**(8,899)**	**(351)**	**(8,547)**	**-89.1%**
Income tax expense	4,519	(78)	4,598	2,670	(335)	3,006	53.0%	4,724	252	4,472	2.8%
Net income	**3,664**	**1**	**3,663**	**(9,957)**	**488**	**(10,444)**	**-**	**(4,175)**	**(100)**	**(4,075)**	**-**
(-) Minority interests	**(1,230)**	**(0)**	**(1,229)**	**2,373**	**(114)**	**2,487**	**-**	**1,417**	**34**	**1,383**	**-**
(-) Cost of associated hedge positions in Chile	**(3,654)**	**-**	**(3,654)**	**(4,809)**	**-**	**(4,809)**	**-24.0%**	**(5,130)**	**-**	**(5,130)**	**-28.8%**
Net Income Attributable to Shareholders	**(1,220)**	**1**	**(1,220)**	**(12,393)**	**374**	**(12,766)**	**-90.4%**	**(7,888)**	**(66)**	**(7,823)**	**-84.4%**

In Ch$ million	3M18 Nominal Currency	3M18 Exchange Rate Effect[1]	3M18 Constant Currency	3M17 Nominal Currency	3M17 Exchange Rate Effect[1]	3M17 Constant Currency	% Change in Constant Currency
Net interest income	63,821	(1,264)	65,085	53,568	1,945	51,623	26.1%
Net fee and commission income	6,157	(112)	6,269	9,984	382	9,602	-34.7%
Total financial transactions, net	5,183	(131)	5,314	18,378	764	17,614	-69.8%
Other operating income, net	(213)	(15)	(198)	(3,495)	(176)	(3,319)	-94.0%
Net operating profit before loan losses	**74,948**	**(1,521)**	**76,469**	**78,435**	**2,915**	**75,520**	**1.3%**
Provision for loan losses	(29,169)	637	(29,806)	(37,605)	(1,427)	(36,178)	-17.6%
Net operating profit	**45,779**	**(884)**	**46,663**	**40,830**	**1,488**	**39,342**	**18.6%**
Operating expenses	(47,883)	964	(48,846)	(49,918)	(1,850)	(48,067)	1.6%
Operating income	**(2,104)**	**80**	**(2,183)**	**(9,088)**	**(363)**	**(8,725)**	**-75.0%**
Income from investments in other companies	1,248	-	1,248	189	11	178	602%
Income before taxes	**(856)**	**80**	**(935)**	**(8,899)**	**(351)**	**(8,547)**	**-89.1%**
Income tax expense	4,519	(78)	4,598	4,724	252	4,472	2.8%
Net income	**3,664**	**1**	**3,663**	**(4,175)**	**(100)**	**(4,075)**	**-**
(-) Minority interests	**(1,230)**	**(0)**	**(1,229)**	**1,417**	**34**	**1,383**	**-**
(-) Cost of associated hedge positions in Chile	**(3,654)**	**-**	**(3,654)**	**(5,130)**	**-**	**(5,130)**	**-28.8%**
Net Income Attributable to Shareholders	**(1,220)**	**1**	**(1,220)**	**(7,888)**	**(66)**	**(7,823)**	**-84.4%**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the pe riods analyzed at a unique foreign exchange rate: Ch$0.2163 per COP as of March 31, 2018.

Net Interest Income

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exch ange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2163 per COP as of March 31, 2018.

1Q18 versus 4Q17
Our Net Interest Income in the first quarter of 2018 presented an increase of Ch$4,932 million, or 8.2% when compared to the fourth quarter of 2017. This increase is explained by a higher volume of interest earning assets and an improvement in our spreads due to the marginal reduction in funding costs as the monetary policy rate continued to decrease, however, partly offset by a lower accrual period, with two calendar days less when compared to the previous quarter.
As a consequence of these effects, our Net Interest Margin presented an increase of 34 basis points to 4.3% in the quarter.

Quarterly change of the Net Interest Income (Ch$ Billion)

60
4
3
-0
-1
65
4Q'17
Volume
Interest Yield
Mix
Calendar days
1Q'18

1Q18 versus 1Q17
When compared to the first quarter of 2017, our Net Interest Income increased Ch$13,461 million, or 26.1%. This is explained by a higher volume of interest earning assets and an improvement in our spreads due to the marginal reduction in funding costs as the monetary policy rate as previously mentioned. As a consequence, our Net Interest Margin presented a 77 basis points increase when compared to the first quarter of 2017.

Yearly change of the Net Interest Income (Ch$ Billion)

-3
8
8
-
52
65
1Q'17
Volume
Interest Yield
Mix
Calendar days
1Q'18

Credit Quality
Net Provision for Loan Losses

In Ch$ million	1Q18	4Q17	change		1Q17	change		3M18	3M17	change	
Provision for loan Losses	(32,229)	(51,393)	19,164	-37.3%	(37,445)	5,216	-13.9%	(32,229)	(37,445)	5,216	-13.9%
Recoveries of loans written-off as losses	2,423	3,719	(1,296)	-34.9%	1,267	1,155	91.2%	2,423	1,267	1,155	91.2%
Net Provision for Loan Losses	(29,806)	(47,674)	17,868	-37.5%	(36,178)	6,372	-17.6%	(29,806)	(36,178)	6,372	-17.6%

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate of Ch$0.2163 per COP as of March 3 1, 2018.
In the first quarter of 2018, net provision for loan losses (provision for loan losses net of recovery of loans written-off as losses) totaled Ch$29,806 million, a 37.5% decrease from the previous quarter due to the decrease in the provision for loan losses.
Provision for loan losses decreased 37.3% compared to the previous quarter mainly due to lower provision requirements in all segments. The recovery of loans written-off as losses decreased by Ch$1,296 million or 34.9% from the fourth quarter of 2017.
Net Provision for Loan Losses and Loan Portfolio

3.2
2.2
2.7
4.2
3.0
2.5
2.0
3.9
2.6
41,648
40,089
29,625
27,470
36,499
34,260
55,532
52,407
37,445
36,178
33,882
30,354
25,899
24,460
51,393
47,674
32,229
29,806
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
Provision from Loan Losses (Ch$ million)
Net provision for Loan Losses (Ch$ million)
Net provision from Loan Losses / Loan portfolio* - Annualized (%)

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate of Ch$0.2163 per COP as of March 31, 2018.
At the end of the first quarter of 2018, our provision for loan losses over loan portfolio was 2.6%, a decrease of 130 basis points compared to the previous quarter and an decrease of 40 basis points compared to the first quarter of last year.

Allowance for Loan Losses and Loan Portfolio

4.76
4.81
5.26
5.21
5.41
5.27
5.28
5.83
6.40
234,176
239,804
257,445
258,133
256,429
266,905
256,473
286,406
292,719
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
Allowances for loan losses (Ch$ million) - Colombia
Allowances for loan losses / Loan portfolio (%)

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate  of Ch$0.2163 per COP as of March 31, 2018.
As of March 31, 2018, the loan portfolio decreased by 0.1% in constant currency compared to December 31, 2017, reaching Ch$4.7 trillion, whereas the allowance for loan losses increased 2.2% in the quarter, totaling Ch$292,719 million. The ratio of allowance for loan losses to loan portfolio went up from 5.83% as of March 31, 2018 to 6.40% as of March 31, 2018.

Delinquency Ratios
Non-Performing Loans

300,459
312,155
334,997
352,700
377,517
383,973
414,355
462,015
487,307
71,009
73,458
97,301
99,209
90,071
100,448
116,878
131,504
134,995
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Non-performing Loans over 90 days - Total
Non-performing Loans over 90 days - Colombia

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate of Ch$0.2163 per COP as of March 31, 2018.
The portfolio of credits 90 days overdue increased 2.7% in the first quarter of 2018 compared to previous quarter and increased 49.9% compared to same period of the previous year, mainly driven by an increase in NPLs of mortgage loans 90 days overdue.
NPL Ratio (%) | over 90 days

1.43
1.47
1.95
2.04
1.85
2.04
2.42
2.79
2.87
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Colombia

The NPL ratio of credits 90 days overdue increased 8 basis points in the first quarter of 2018 compared to the previous quarter, and reached 2.87% by the end of March 2018. Compared to the same period of 2017, the ratio increased 102 basis points, mainly due to the increase in delinquency rates of mortgage loans.
NPL Ratio (%) by Segments | over 90 days

1.91%
1.75%
2.09%
2.23%
2.16%
2.59%
2.92%
3.62%
4.12%
2.91%
2.87%
2.56%
2.85%
2.79%
2.06%
2.42%
2.23%
1.94%
2.03%
2.04%
2.00%
1.85%
2.04%
1.99%
1.43%
1.41%
1.95%
1.69%
1.75%
1.47%
1.49%
1.49%
1.45%
1.45%
1.25%
1.42%
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
Commercial
Mortgage
Consumer
Total

In March 2018, the NPL ratio over 90 days for consumer loans increased from 1.99% to 2.23%. The NPL ratio for mortgage loans increased by 50 basis points (from 3.62% to 4.12%) from the previous quarter.
The NPL ratio decreased by 6 basis points for commercial loans from 2.91% to 2.85% compared to December 2017 reflecting corporate customers more stabilized credit quality.

Coverage Ratio (%) | 90 days

330
326
265
260
285
266
219
218
217
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Colombia

As of March 31, 2018, the 90-day coverage ratio reached 217%, almost flat compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 68 percentage points.
It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio -for consolidation purposes only- is to apply the most conservative provisioning rule between Chile and Colombia.

Loan Portfolio Write-Off

1.54
1.86
1.39
2.63
2.87
0.89
2.59
0.73
2.01
19.4
23.1
17.1
32.9
35.0
10.8
31.7
8.6
23.3
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
Write-off (ChS billion) - Colombia
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.
Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate of Ch$0.2163 per COP as of March 31, 2018.
In the first quarter of 2018, the loan portfolio write-off totaled Ch$23.3 billion, a 170.9% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 2.01%, 1.28 percentage points increase compared to the fourth quarter of 2017.

Recovery of Loans Written-off as Losses

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate of Ch$0.2163 per COP as of March 31, 2018.

In this quarter, income from recovery of loans written-off as losses decreased Ch$1,296 million, or 34.8%, from the previous quarter.
In the first quarter of 2018, the income from recovery of loans written-off as losses increased by Ch$1,156 million or 91.2% compared to the same period of the previous year.
NPL Creation

24.3
25.6
40.9
34.8
25.9
21.1
48.1
23.2
26.8
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
Colombia

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate of Ch$0.2163 per COP as of March 31, 2018.
In the first quarter of 2018, the NPL Creation, reached Ch$26.8 billion up 15.5% compared to the previous period.

NPL Creation Coverage

179
110
86
170
132
209
54
307
101
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
Colombia (%)

In the first quarter of 2018, the total NPL Creation coverage reached 101%, down 206 percentage points compared to the previous quarter. This means that the provision for loan losses in the quarter was higher than the NPL Creation. The trend shown since 1Q16 reflects that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Commissions and Fees
Highlights
• In the first quarter of 2018, commissions and fees amounted to Ch$6,269 million, a decrease of 44.5% from the previous quarter driven by lower financial advisory; asset management and brokerage fees; and credit and financial transactions fees.
• Compared to the first quarter of 2017, these revenues decreased 34.7%, driven by a decrease in credit and financial transactions fees.

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign excha nge rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate of Ch$0.2163 per COP as of March 31, 2018.
Total Financial Transactions, net
Highlights
•
In the first quarter of 2018, total financial transactions and foreign exchange profits amounted to Ch$5,314 million, a 69.6% decrease from the previous quarter reflecting a more positive market behavior in the fourth quarter in 2017. Compared to the first quarter of 2017, these revenues also decreased 69.8%.

In Ch$ million	1Q18	4Q17	change		1Q17	change		3M18	3M17	change	
Trading and investment income:											
Trading investments	425	5,794	(5,369)	-92.7%	16,931	(16,506)	-97.5%	425	16,931	(16,506)	-97.5%
Trading financial derivatives contracts	(23,153)	7,845	(30,997)	-	(675)	(22,477)	3327.6%	(23,153)	(675)	(22,477)	3327.6%
Other	1,971	4,915	(2,944)	-59.9%	587	1,384	235.8%	1,971	587	1,384	235.8%
Net Income from Financial Operations	**(20,756)**	**18,553**	**(39,310)**	**-**	**16,843**	**(37,599)**	**-**	**(20,756)**	**16,843**	**(37,599)**	**-**
Foreign exchange transactions:											-
Net results from foreign exchange transactions	26,068	(1,083)	27,151	-	756	25,312	3347.1%	26,068	756	25,312	3347.1%
Revaluations of assets and liabilities denominated in foreign currencies	-	-	-	-	-	-	-	-	-	-	-
Net results from accounting hedge derivatives	2	12	(10)	-82.7%	15	(13)	-86.2%	2	15	(13)	-86.2%
Foreign Exchange Profit (loss), net	**26,070**	**(1,071)**	**27,141**	**-**	**771**	**25,299**	**3279.9%**	**26,070**	**771**	**25,299**	**3279.9%**
Net Total Financial Transactions Position	**5,314**	**17,482**	**(12,168)**	**-69.6%**	**17,614**	**(12,300)**	**-69.8%**	**5,314**	**17,614**	**(12,300)**	**-69.8%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign excha nge rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate of Ch$0.2163 per COP as of March 31, 2018.

Operating Expenses
Highlights

•
Operating expenses totaled Ch$48,846 million in the first quarter of 2018, a 6.9% decrease when compared to the fourth quarter of 2017. This decrease is explained mainly by lower administrative expenses such as advertisement and lower personal expenses, particularly lower severance costs.

•	When compared to the first quarter of 2017, operating expenses increased 1.6% due to higher personal expenses, particularly severance costs, and higher depreciation.

In Ch$ million	1Q18	4Q17	change		1Q17	change		3M18	3M17	change	
Personnel expenses	(21,533)	(23,254)	1,721	-7.4%	(21,041)	(492)	2.3%	(21,533)	(21,041)	(492)	2.3%
Administrative expenses	(24,302)	(26,445)	2,143	-8.1%	(24,225)	(77)	0.3%	(24,302)	(24,225)	(77)	0.3%
Personnel and Administrative Expenses	(45,835)	(49,699)	3,864	-7.8%	(45,265)	(570)	1.3%	(45,835)	(45,265)	(570)	1.3%
Depreciation, amortization and impairment	(3,011)	(2,788)	(223)	8.0%	(2,802)	(209)	7.5%	(3,011)	(2,802)	(209)	7.5%
Total Operating Expenses	(48,846)	(52,487)	3,641	-6.9%	(48,067)	(779)	1.6%	(48,846)	(48,067)	(779)	1.6%

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exch ange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2163 per COP as of March 31, 2018.
Personnel Expenses
Personnel expenses totaled Ch$21,533 million in the first quarter of 2018, a 7.4% decrease when compared to the fourth quarter of 2017. This decrease in mainly explained by lower severance costs.
When compared to the first quarter of 2017, personnel expenses increased 2.3% due to higher severance costs, as well as higher compensation expenses.
Number of Employees
The total number of employees considering Itaú (Panamá) was 3,561 at the end of the first quarter of 2018 compared to 3,644 in the fourth quarter of 2017 and 3,650 at the end of the first quarter of 2017, a 2.4% reduction in headcount in a 12-month period.

3,721
3,716
3,721
3,727
3,650
3,652
3,688
3,644
3,561
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Colombia

Administrative Expenses
Administrative expenses amounted to Ch$24,302 million in the first quarter of 2018, an 8.1% decrease when compared to the previous quarter. This decrease was mainly driven by lower advertising, data processing and telecommunication expenses.
When compared to the first quarter of 2017, there is a 0.3% increase, especially due to higher third-party service expense.
Depreciation and Amortization
Depreciation and amortization expenses totaled Ch$3,011 million in the first quarter of 2018, an 8.0% increase when compared to the fourth quarter of 2017 and a 7.5% increase when compared to the first quarter of 2017.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio
We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.

96.4%
82.9%
107.4%
131.3%
111.6%
94.6%
100.9%
115.9%
102.9%
50.1%
50.4%
63.1%
63.6%
63.6%
58.7%
67.2%
60.7%
63.9%
1Q'16
2Q'16
3Q'16
4Q'16
1Q'17
2Q'17
3Q'17
4Q'17
1Q'18
Efficiency ratio
Risk Adjusted Efficiency ratio

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2163 per COP as of March 31, 2018.

$$\text{Risk-Adjusted Efficiency Ratio} = \frac{\text{Operating Expenses (Personnel + Administrative + Depreciation \& Amortization + Impaiment) + Result from Loan Losses}}{\text{Net Interest Income + Net Fee and Commission Income + Total Financial Transactions, net + Other Operating Income, net}}$$

Efficiency Ratio
In the first quarter of 2018, the efficiency ratio reached 63.9%, a deterioration of 3.2 percentage points when compared to the fourth quarter of 2017. This trend was mainly due to lower net operating profit before loan losses of 11.5%.
When compared to the first quarter of 2017, the efficiency ratio improved by 30 basis points, mostly explained by the 6.9% decrease in operating expenses.
Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 102.9% in the first quarter of 2018, an improvement of 13 percentage points compared to the previous quarter, as a result of lower operating expenses and provision for loan losses during the period of 6.9% and 37.5%, respectively.
When compared to the first quarter of 2017, the risk-adjusted efficiency ratio improved by 8.7 percentage points mainly due to the decrease of provisions for loans loan losses of 17.6%.
Net Operating Profit Before Loan Losses Distribution
The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result fro m loan losses.

Net Operating Profit Before Loan Losses
(-)
Efficiency Ratio
(-)
Results from Loan Losses / Net Operating Profit Before Loan Losses
=
Operating Income / Net Operating Profit Before Loan Losses
50.1
46.4
3.6
50.4
32.5
17.1
63.1
44.3
(7.4)
63.6
67.7
(31.3)
63.6
47.9
(11.6)
58.7
35.9
5.4
67.2
33.7
(0.9)
60.7
55.2
(15.9)
63.9
39.0
(2.9)
1Q'16
2Q'16
3Q'16
4Q'16
1Q'17
2Q'17
3Q'17
4Q'17
1Q'18

Distribution Network
Points of Service in Colombia
Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, internet banking and telephone banking.
       Branches | Colombia and Panamá

As of March 31, 2018, we had 169 branches, in both Colombia and Panama, under the brand “Itaú”.
As part of our integration process, in the second quarter of 2017 we have introduced the “Itaú” brand completing the rebranding of the Helm’s branch network in May 2017.
Additionally, in the third quarter of 2017 we started the branch network migration with a pilot test. The process has continued with 77% branches migrated by fourth quarter 2017. The branch migration was completed in January 2018, earlier than expected.

177
176
176
170
172
172
171
170
169
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Itaú (Colombia)

       Automated Teller Machines (ATMs) | Colombia

By the end of the first quarter of 2018, the number of ATMs totaled 174 in Colombia. Additionally, our customers had access to over 15,700 ATMs in Colombia through Colombia’s financial institutions.

180
180
179
180
177
176
176
176
174
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Itaú (Colombia)

Credit Portfolio
Highlight
•  Excluding the effect of the foreign exchange variation, at the end of the first quarter of 2018, the Colombian portfolio decreased 0.1% and reached Ch$4.7 trillion when compared to the previous quarter and 3.2% during the 12-month period.
Credit Portfolio by Products
In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understan ding of the performance of these portfolios, the main product groups of each segment are presented in the following table:

In Ch$ million, end of period	1Q18	4Q17	change	1Q17	change
Wholesale lending - Colombia	**3,166,285**	**3,146,530**	**0.6%**	**3,250,238**	**-2.6%**
Commercial loans	2,669,934	2,646,399	0.9%	2,723,478	-2.0%
Current account overdrafts	19,099	12,911	47.9%	19,206	-0.6%
Leasing and factoring	464,630	475,409	-2.3%	493,983	-5.9%
Other loans and receivables	12,622	11,811	6.9%	13,571	-7.0%
Retail lending - Colombia	**1,538,288**	**1,561,822**	**-1.5%**	**1,611,754**	**-4.6%**
Residential Mortgage loans	**557,081**	**543,125**	**2.6%**	**521,671**	**6.8%**
Housing leasing	300,572	296,504	1.4%	283,774	5.9%
Other mortgage loans	256,509	246,621	4.0%	237,897	7.8%
Consumer loans	**981,207**	**1,018,696**	**-3.7%**	**1,090,083**	**-10.0%**
Consumer loans payments	796,376	824,466	-3.4%	878,700	-9.4%
Current account overdrafts	3,528	3,213	9.8%	3,792	-7.0%
Credit card debtors	108,671	113,357	-4.1%	118,356	-8.2%
Leasing consumer	9,598	11,033	-13.0%	14,835	-35.3%
Other loans and receivables	63,034	66,628	-5.4%	74,400	-15.3%
TOTAL LOANS	**4,704,573**	**4,708,352**	**-0.1%**	**4,861,993**	**-3.2%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate of Ch$0.2163 per COP as of March 3 1, 2018.
The loan portfolio trend in Colombia reflects the impact of a significantly lower pace of growth driven by the economic slowdown. Economic activity in the final quarter of 2017 (1.6% year-over-year vs 2.3% in 3Q17) was characterized by weak private consumption, deteriorating imports and only a moderate rise in investment, hinting that the growth recovery path is not exempt from risks.
In this context, our retail loan portfolio reached Ch$1.5 trillion at the end of the first quarter of 2018, a decrease of 1.5% compared to the previous quarter. Consumer loans reached Ch$981.2 billion, down 3.7% compared the previous quarter and residential mortgage loans reached Ch$557.7 billion at the end of the first quarter of 2018, an increase of 2.6% compared to the previous quarter. With the labor market remaining weak in the first quarter of 2018, private consumption is unlikely to recover meaningfully, despite lower inflation, a slightly expansionary monetary policy and a low base of comparison (due to the sale tax increase). Investment will also remain subdued as some political uncertainty ahead of presidential elections in May delays decision making. High oil prices will support exports, despite volume challenges. We expect activity growth of between 2.0% and 2.5% for 1Q18.
This trend continues to limit our wholesale loan portfolio expansion. Nevertheless, our commercial loans increased 0.6% in the first quarter of 2018, totaling Ch$3.2 trillion but still has shown a decrease in the 12-month period (-2.6%).
For the full year, an activity recovery remains in the cards. A gradual improvement in private sentiment, diminished political risk following the conclusion of the electoral cycle, expansionary monetary policy and a low base of comparison would take growth to 2.5% from the 1.8% expansion last year.

Balance Sheet

Assets

In Ch$ million, end of period	1Q18	4Q17	change	1Q17	change
Cash and deposits in banks	**994,862**	**964,030**	**3.2%**	**1,454,151**	**-31.6%**
Cash items in process of collection	628,724	157,017	300.4%	296,780	111.8%
Trading investments	23,513	415,061	-94.3%	864,305	-97.3%
Investments under resale agreements	177,991	28,524	524.0%	144,281	23.4%
Financial derivatives contracts	1,204,332	1,248,775	-3.6%	1,173,362	2.6%
Interbank loans, net	58,378	70,077	-16.7%	166,908	-65.0%
Loans and accounts receivable from customers, net of loan loss allowances	19,923,231	19,731,666	1.0%	20,478,968	-2.7%
Available-for-sale investments	2,780,391	2,653,066	4.8%	1,442,226	92.8%
Held-to-maturity investments	309,086	202,030	53.0%	253,434	22.0%
Investments in associates and other companies	10,642	10,412	2.2%	20,235	-47.4%
Intangible assets	1,622,336	1,605,234	1.1%	1,662,675	-2.4%
Property, plan and equipment	125,266	130,579	-4.1%	123,471	1.5%
Current taxes	243,405	238,452	2.1%	220,388	10.4%
Deferred taxes	169,723	161,109	5.3%	316,595	-46.4%
Other assets	461,616	444,692	3.8%	360,076	28.2%
Total Assets	**28,733,496**	**28,060,724**	**2.4%**	**28,977,855**	**-0.8%**

At the end of the first quarter of 2018, our assets totaled Ch$28.7 trillion, an increase of 2.4% (Ch$672.8 billion) from the previous quarter. The main changes are presented below:

31
(52)
(157)
(12)
192
671
673
Cash and deposits in banks
Derivatives and Repos
Securities Investment portfolio*
Interbank loans, net
Loan portfolio, net
Total other assets**
Assets Change Mar-18 - Dec-17

Compared to the previous year, the 0.8% decrease (Ch$244.4 billion) in our total assets was mainly driven by a decrease in our loan portfolio.

553
618
(109)
(556)
(292)
(459)
(244)
Cash and deposits in banks
Derivatives and Repos
Securities Investment portfolio*
Interbank loans, net
Loan portfolio, net
Total other assets**
Assets Change Mar-18 - Mar-17

* Securities Investment portfolio: Training investments, available-for-sale investments, held-to-maturity investments.
** Total other assets: Cash items in process of collection, investments under resale agreements, financial derivatives contracts, investments in associates and other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets.

Assets Breakdown
March 31, 2018

Ch$ 28,7 billion

▲ **2.4%** (vs. Dec-17)

▼ **-0.8%** (vs. Mar-17)

5.6%
3.3%
4.2%
10.8%
3.7%
71.7%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Liabilities

In Ch$ million, end of period	1Q18	4Q17	change	1Q17	change
Deposits and other demand liabilities	4,113,471	4,141,667	-0.7%	4,428,051	-7.1%
Cash items in process of being cleared	621,083	109,496	467.2%	228,566	171.7%
Obligations sold under repurchase agreements	581,240	420,920	38.1%	529,512	9.8%
Time deposits and other time liabilities	10,126,911	10,065,243	0.6%	10,449,252	-3.1%
Financial derivatives contracts	1,066,313	1,095,154	-2.6%	993,264	7.4%
Interbank borrowings	2,364,556	2,196,130	7.7%	2,035,044	16.2%
Issued debt instruments	5,731,623	5,950,038	-3.7%	6,196,407	-7.5%
Other financial liabilities	14,214	17,066	-16.7%	20,263	-29.9%
Current taxes	1,447	624	-	-	-
Deferred taxes	5,154	11,434	-54.9%	226,159	-97.7%
Provisions	173,340	189,690	-8.6%	157,758	9.9%
Other liabilities	484,724	463,432	4.6%	278,808	73.9%
Total Liabilities	**25,284,076**	**24,660,894**	**2.5%**	**25,543,084**	**-1.0%**
Attributable to Shareholders	**3,229,510**	**3,189,876**	**1.2%**	**3,199,127**	**0.9%**
Non-controlling interest	219,910	209,954	4.7%	235,644	-6.7%
Total Equity and Liabilities	**28,733,496**	**28,060,724**	**2.4%**	**28,977,855**	**-0.8%**

The main changes in liabilities at the end of the first quarter of 2018, compared to the previous quarter, are presented in the chart below:

512
160
168
(29)
(218)
80
673
Cash items in process of being cleared
Obligations sold under repurchase agreements
Interbank borrowings
Financial derivatives contracts
Debt issued
Total other liabilities*
Total equity and liabilities Change Mar-18 - Dec-17

Compared to the previous year, the main changes in liabilities are highlighted as follows:

393
52
330
73
(465)
(626)
(244)
Cash items in process of being cleared
Obligations sold under repurchase agreements
Interbank borrowings
Financial derivatives contracts
Debt issued
Total other liabilities*
Total equity and liabilities Change Mar-18 - Mar-17

* Total other liabilities: Time deposits and other time liabilities, deposits and other demand liabilities, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities, capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Tangible Equity Breakdown

The chart below shows the calculation of the tangible Shareholders Equity or “Managerial Equity” which we use to determine the Recurring RoTAE.

Q18 Average Balance (Ch$ Billion)

Credit Portfolio

Highlights

•
By the end of the first quarter of 2018, our total credit portfolio reached Ch$20.6 trillion, increasing 1.0% from the previous quarter and decreasing 2.3% from the same period of the previous year. The increase is led by a higher retail loans in Chile partly offset by still lower credit demand from companies for investment purposes limiting our commercial loan portfolio expansion in Chile and also a downward trajectory of the economic activity in Colombia also impacting both our wholesale and total loan portfolios growth.

•
In constant currency, total loans in Colombia decreased 0.1% in 1Q18 and 3.2% in the 12-month period. In Chile, loan portfolio decreased 0.1% in 1Q18 and in the 12-month period. (See details on page 38).

Credit Portfolio - Currency Breakdown

                                             Ch$ billion

Mar-16
6,088
7,432
7,919
21,439
Jun-16
6,129
7,598
7,860
21,587
Sep-16
6,093
7,680
7,827
21,600
Dec-16
6,024
7,508
7,494
21,026
Mar-17
5,919
7,490
7,684
21,094
Jun-17
5,879
7,635
7,489
21,003
Sep-17
5,871
7,678
7,270
20,819
Dec-17
5,977
7,694
6,733
20,404
Mar-18
5,976
7,704
6,934
20,614
Ch$
UF
FX

As of March 31, 2018, Ch$6,934 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 3.0% in this quarter, mainly due to the 5.0% nominal increase in our loan portfolio in Colombia which for consolidation purposes is considered a foreign currency.

NPL Ratio (90 days overdue) by segment

2.48%
2.36%
2.23%
2.45%
2.38%
2.38%
2.32%
2.26%
2.26%
2.19%
1.94%
1.99%
1.78%
1.77%
1.83%
1.80%
1.83%
1.80%
1.79%
1.94%
1.94%
1.88%
1.88%
1.68%
1.68%
1.60%
1.55%
1.53%
1.45%
1.40%
1.68%
1.63%
1.52%
1.43%
1.34%
1.29%
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
Commercial
Mortgage
Consumer
Total

By the end of the first quarter of 2018, our total consolidated NPL ratio for operations 90 days overdue reached 2.36%, an increase of 10 basis points from the previous quarter and of 57 basis points from the same period in 2017.

The NPL ratio also increased by 16 basis points for commercial loans from 2.32% to 2.48% compared to the previous quarter. The NPL ratio for mortgage loans decreased 3 basis points from 2.26% to 2.23% in the quarter.

Funding

Highlights

•
Total funding, including interbank deposits, amounted to Ch$22.9 trillion by the end of the first quarter of 2018, a 0.6% increase compared to the previous quarter. This trend is consistent with our growth pace in our commercial activity.

•
Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report has changed seeking for a longer tenor maturity and diversification.

•
In this context, Itaú CorpBanca successfully placed US$2,222 million senior bonds in the local market year-to-date ( US$995 million in 2016) between the first and third quarters of 2017 seeking for longer maturity tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds. The terms of these bonds are set forth in the chart below.

In Ch$ million, end of period	1Q18	4Q17	change	1Q17	change
Deposits and other demand liabilities	4,113,471	4,141,667	-0.7%	4,428,051	-7.1%
Time deposits and saving accounts	10,126,911	10,065,243	0.6%	10,449,252	-3.1%
Investments sold under repurchase agreements	581,240	420,920	38.1%	529,512	9.8%
Letters of credit	63,983	67,938	-5.8%	76,606	-16.5%
Bonds	4,630,491	4,840,918	-4.3%	5,040,683	-8.1%
Subordinated bonds	1,037,149	1,041,182	-0.4%	1,079,118	-3.9%
Interbank borrowings	2,364,556	2,196,130	7.7%	2,035,044	16.2%
Other financial liabilities	14,214	17,066	-16.7%	20,263	-29.9%
Total Funding	**22,932,015**	**22,791,064**	**0.6%**	**23,658,529**	**-3.1%**

Our strategy of diversification also includes two syndicated loans, one for US$465 million maturing in April 2020 and a US$200 million AB Loan led by IFC (a 5-year tenor for the A Loan and a 3-year tenor for the B Loan, maturing in December 2020 and December 2018, respectively).

Bonds in CLP & UF (expressed in USD mn)

Spread vs Peers
<6 years
6 a 10 years
> 10 years
15 bp
10 bp
2 bp
11 bp
12 bp
10 bp
13 bp
7 bp
8 bp
7 bp
5 bp
5 bp
7 bp
5 bp
4 bp
9 bp
2 bp
129
223
223
134
178
134
134
4
134
134
45
50
165
89
109
223
116
01/03/2017
01/05/2017
01/10/2017
01/16/2017
01/20/2017
01/25/2017
02/10/2017
02/16/2017
04/04/2017
04/04/2017
08/25/2017
09/25/2017
10/17/2017
02/06/2018
02/21/2018
03/14/2018
04/13/2018

Balance Sheet by Currency

Assets | March 31, 2018

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	994,862	654,354	306,889	-	347,465	340,508
Cash items in process of collection	628,724	625,443	241,199	-	384,244	3,281
Trading investments	23,513	14,403	14,403	-	-	9,110
Investments under resale agreements	177,991	119,286	119,071	-	215	58,705
Financial derivatives contracts	1,204,332	1,086,257	840,714	68,010	177,533	118,075
Interbank loans	58,378	52,786	(75)	-	52,861	5,592
Loans and accounts receivable from customers, net of loan loss allowances	19,923,231	15,511,377	5,619,778	7,704,054	2,187,545	4,411,854
Available-for-sale investments	2,780,391	1,610,391	773,367	814,051	22,973	1,170,000
Held-to-maturity investments	309,086	191,124	-	-	191,124	117,962
Investments in associates other companies	10,642	6,271	6,271	-	-	4,371
Intangible assets	1,622,336	1,427,612	1,426,207	-	1,405	194,724
Property, plant and equipment	125,266	75,343	74,330	-	1,013	49,923
Current taxes	243,405	201,472	200,646	-	826	41,933
Deferred taxes	169,723	97,063	72,558	-	24,505	72,660
Other assets	461,616	370,487	243,968	10,534	115,985	91,129
Total Assets	**28,733,496**	**22,043,669**	**9,939,326**	**8,596,649**	**3,507,694**	**6,689,827**

Liabilities | March 31, 2018

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	4,113,471	2,368,736	1,985,087	6,499	377,150	1,744,735
Cash items in process of being cleared	621,083	621,083	241,857	-	379,226	-
Obligations sold under repurchase agreements	581,240	107,156	58,174	-	48,982	474,084
Time deposits and other time liabilities	10,126,911	7,808,135	6,244,342	721,656	842,137	2,318,776
Financial derivatives contracts	1,066,313	964,159	745,371	85,080	133,708	102,154
Interbank borrowings	2,364,556	1,593,727	-	6,978	1,586,749	770,829
Issued debt instruments	5,731,623	5,300,082	396,935	4,444,765	458,382	431,541
Other financial liabilities	14,214	14,213	14,213	-	-	1
Current taxes	1,447	487	487	-	-	960
Deferred taxes	5,154	(71,643)	(72,074)	-	431	76,797
Provisions	173,340	101,878	77,641	-	24,237	71,462
Other liabilities	484,724	437,659	163,445	175,149	99,065	47,065
Total Liabilities	**25,284,076**	**19,245,672**	9,855,478	5,440,127	**3,950,067**	**6,038,404**
Capital	1,862,826	1,777,094	1,777,094	-	-	85,732
Reserves	1,290,131	679,148	679,148	-	-	610,983
Valuation adjustment	10,712	(20,871)	(20,871)	-	-	31,583
Retained Earnings:	**65,841**					
Retained earnings or prior years	35,909	114,088	114,088	-	-	(78,179)
Income for the period	42,760	41,973	(22,989)	52,605	12,357	787
Minus: Provision for mandatory dividend	(12,828)	(12,465)	(12,465)	-	-	(363)
Equity attributable to shareholders	3,229,510	2,578,967	2,514,005	52,605	12,357	650,543
Non-controlling interest	219,910	219,030	219,030	-	-	880
Total Equity	**3,449,420**	**2,797,997**	**2,733,035**	52,605	**12,357**	**651,423**
Total Liabilities and Equity	**28,733,496**	**22,043,669**	**12,588,513**	**5,492,732**	**3,962,424**	**6,689,827**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Solvency Ratios

In Ch$ millions, end of period	1Q18	4Q17
Core Capital[1]	**3,229,511**	**3,189,876**
(-) Goodwill	(1,180,899)	(1,169,243)
(+) Subordinated debt	1,006,555	1,018,985
(+) Minority interest	219,910	209,954
= Regulatory Capital (Core Capital + Tier II Capital)	**3,275,077**	**3,249,572**
Risk-Weighted Assets (RWA)	**22,831,329**	**22,151,676**
Ratios (%)		
BIS (Regulatory Capital / Risk-weighted assets)[2]	**14.3%**	**14.7%**
Core Capital Ratio (ex-goodwill)[1]	9.0%	9.1%

Note: (1) Core Capital = Capital Básico according to SBIF BIS I definitions. (2) BIS Ratio= Regulatory capital / RWA, according to SBIF BIS I definitions.

Minimum Capital Requirement

Our minimum capital requirements follow the set of rules disclosed by the SBIF, which implement the Basel I capital requirements standards in Chile. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA. Minimum total capital requirement corresponds to 10.0%.

Itaú CorpBanca will target a capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

As of February 28, 2018, the last public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 14.0%.

Quarterly Evolution of the Regulatory Capital Ratio

At the end of first quarter of 2018 our Regulatory Capital Ratio reached 14.3%, a 33 basis points decrease when compared to the fourth quarter of 2017.

This decrease is mainly explained by the increase of Risk-Weighted Assets, especially from Colombia driven by a positive exchange rate, and by the decrease in equity due to a dividend payment higher than our provision for dividends.

17 bp
-5 bp
-44 bp
0 bp
14.7%
14.3%
Dec-17
Capital Básico
Subordinated Bonds
RWA
Other
Mar-18

Additional Information

Management Discussion & Analysis

(This page was intentionally left blank)

Our Shares

Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (ITAUCORP). Shares are also traded as American Depositary Receipts (“ADR”) on the New York Stock Exchange (ITCB).

Market Capitalization

Ch$3.0 trillion | US$4.9 billion

Sell-side ratings

2	5	1
Buy	Hold	Sell

Average daily traded volumes 12-month ended
March 31, 2018
(US$ million)
10.04
0.59
10.63
Santiago
NY
Total

Corporate Structure Chart

Shareholders - % Total share capital

March 31, 2018

ITAÚ CORPBANCA

Total shares: 512,406,760,091 (100%)

Itaú Unibanco	Saieh Family[1]	IFC	Others
36.06%	30.65%	3.32%	29.97%

Securities Brokerage	11.02%
ADRs Holders and Foreign Investors	9.16%
Asset Managers	3.31%
Santo Domingo Group	1.92%
Insurance Companies	1.06%
AFPs	0.08%
Other minority shareholders	3.42%

1- Includes 182,125,023 shares owned by Cía. Inmobiliaria y de Inversiones Saga SpA that are under custody.

Strengths of our structure

•	Itaú CorpBanca is being controlled by Itaú Unibanco.

•	Itaú Unibanco and CorpGroup appoint the mayority of the board of directors.

•	Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and CorpGroup shall vote together as a single block according to Itaú Unibanco recomendation.

•	Professional and experienced management team.

Performance in the Capital Market

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 03/29/2018	**5.80**	**14.65**
Maximun price in the quarter	6.17	15.53
Average Price in the quarter	5.89	14.69
Minimun price in the quarter	5.65	13.73
Closing Price at 12/29/2017	**5.60**	**13.44**
Closing Price at 03/31/2017	**5.97**	**13.58**
Change in 1Q'18	**3.6%**	**9.0%**
Change in LTM	**-2.8%**	**7.9%**
Average daily trading volume LTM (million)	**6,068.15**	**0.59**
Average daily trading volume in 1Q'18 (million)	**2,414.99**	**0.09**

Shareholder Base and Indicators	1Q18	4Q17	1Q17
Number of outstanding shares (million)	512,406.8	512,406.8	512,406.8
Diluted Recurring Earnings per share in the quarter (Ch$)	0.098	(0.034)	0.051
Accounting Diluted Earnings per share in the quarter (Ch$)	0.083	(0.054)	0.048
Diluted Recurring Earnings per ADR in the quarter (US$)	0.243	(0.084)	0.116
Accounting Diluted Earnings per ADR in the quarter (US$)	0.207	(0.132)	0.108
Book value per share in the quarter (Ch$)	6.303	6.225	6.243
Price* / Earnings (P/E)	15.16	14.20	15.14
Price*/ Tangible Book Value (P/B)	1.61	1.54	1.54

* Closing price on the last trading day of each period.

Dividends

Itaú CorpBanca paid its annual dividend of Ch$0.04484469 / share in Chile on March 27, 2018. The dividend payout ratio was 40% of 2017 Net Income, equivalent to a dividend yield of 0.76%.

For purposes of capital requirements, annual dividends are provisioned at 30%. Dividend policy approved by shareholders in March 2017 in the Annual Shareholders Meeting is to distribute a final dividend of 100% of the annual net income net from the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the “Shareholders Agreement” whose terms are part of the "Transaction Agreement" executed on January 29, 2014.

The following table shows dividends per share distributed during the past five years:

Company	Charge to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Dividend per Share (Ch$)
Banco Itaú Chile	2013	**2014**	87,723	0%	-
CorpBanca	2013	**2014**	155,093	57%	0.25973600
Banco Itaú Chile	2014	**2015**	85,693	31%	18,447.50
CorpBanca	2014	**2015**	226,260	50%	0.33238491
CorpBanca	Retained Earnings	**2015**	239,860	100%	0.70472815
Banco Itaú Chile	2015	**2016**	104,336	50%	36,387.38
CorpBanca	2015	**2016**	201,771	50%	0.29640983
CorpBanca	2015	**2016**	201,771	UF 124,105	0.00939188
Itaú CorpBanca	2016	**2017**	2,059	30%	0.001205475
Itaú CorpBanca	2017	**2018**	57,447	40%	0.044844689

Credit Risk Ratings

International Credit Risk Rating
On a global scale, Itaú CorpBanca is rated by two worldwide recognized agencies: Moody´s Investors Service (“Moody’s”) and Standard & Poor´s Global Ratings (“Standard & Poor’s” or “S&P”).
On May 10, 2017, Moody’s affirmed ‘A3/Prime-2’ ratings. Ratings benefit from Moody's assessment of a high probability of government support and very high probability of affiliate support from its controlling shareholder, Itaú Unibanco. Ratings have a ‘Stable’ outlook as expected improvements in terms of profitability and maintenance of good asset quality are counterbalanced by the bank's low capitalization.
Moody´s	Rating
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

On August 4, 2017, Standard & Poor´s affirmed our ‘BBB+A-2’ ratings and removed the ‘CreditWatch Negative’ assigned on July 14, 2017 following the sovereign downgrade. The Outlook is ‘Negative’ reflecting S&P’s view that there is at least a one-in-three chance that they could downgrade us and other eight Chilean financial institutions if growth in lending and property prices picks up in Chile, leading to pressures on economic imbalances given the country’s already weakened external position. The latter led to a downgrade of Chile sovereign rating on July 13, 2017.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating
On a national scale, Itaú CorpBanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ("Feller Rate") and by Standard & Poor's Global Ratings Chile Clasificadora de Riesgo Ltda. ("Standard & Poor's Chile" or "S&P Chile").
On April 3, 2018, Feller Rate affirmed local ratings in ‘AA’, reflecting a strong business profile, a strong risk profile, an adequate capital and liquidity position and a moderate generation capacity. The outlook was confirmed as 'Stable'.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA‑
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On April 3, 2018, S&P Chile rated our long-term issuer credit rating in ‘clAA, reflecting Itau Corpbanca's significant market share and business size in the Chilean financial system. S&P Chile expects our performance to continue improving in 2018, with gradual recovery of asset quality metrics, modest lending growth, stable margins, and lower dividend payments. In S&P’s view, there is a moderately high likelihood that we would receive government support if needed for being a systemically important institution. Itaú Corpbanca is viewed as an insulated subsidiary from potential liquidity problems that its controlling shareholder may have, which does not limit the rating on the former to those on the latter. The Outlook is 'Negative' reflecting the negative trend S&P view in Chile's economic risk trend, as part of their Banking Industry Country Risk Assessment (BICRA) evaluation, and potential downward revision of the anchor if the negative trend leads to a BICRA downgrade.
Standard & Poor´s Chile	Rating
Long-term issuer credit rating	clAA
Senior unsecured bonds	clAA
Letter of credit	clAA
Long-term deposits	clAA
Subordinated bonds	clAA‑
Short-term deposits	clA-1+
Shares	1ª Clase Nivel 1
Outlook	Negative

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into CorpBanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.
These statements are based on the current expectations of Itaú CorpBanca’s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and CorpBanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú CorpBanca or its controlling shareholders expect; (4) the business of Itaú CorpBanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú CorpBanca; and (6) Itaú CorpBanca may be adversely affected by other economic, business, and/or competitive factors.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú CorpBanca’s manage-ment. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.
We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú CorpBanca’s financial results is included from time to time in the “Risk Factors” section of Itaú CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement.
CONTACT INFORMATION:
Gabriel Moura
CFO. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2686-0558
IR@corpbanca.cl
Claudia Labbé
Head of Investor Relations. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2660-1751
claudia.labbe@itau.cl
Nicolas Bornozis
President. Capital Link
New York. USA
Phone: (212) 661-7566
nbornozis@capitallink.com